                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended December 31, 1998 and 1997

                                      OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 1-11846

     A. Full title of the Plan:

                APTAR GROUP, INC. PROFIT SHARING & SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     APTAR GROUP, INC.
                     475 West Terra Cotta Avenue, Suite E
                     Crystal Lake, Illinois 60014
                     Telephone: (815) 477-0424

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------


                                                            Page
                                                            ----

Report of Independent Accountants                            3

Financial statements:


Statement of Net Assets Available for
   Benefits, with Fund Information,
   at December 31, 1998 and 1997                            4-7

Statement of Changes in Net Assets Available
   for Benefits, with Fund Information,
   for the years ended December 31, 1998 and 1997           8-15

Notes to Financial Statement                               16-22

Supplemental schedules:

Assets held for investment purposes at
   December 31, 1998 and 1997 (Schedule I)                 23-26

Reportable transactions for year ended
   December 31, 1998 and 1997(Schedule II)                 27-32

Consent of Independent Accountants                       Exhibit A


Note: Certain supplementary schedules have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants and the
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information are the responsibility of the Plan's management. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
June 15, 1999

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                       STATEMENT OF NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                         AT DECEMBER 31, 1998 AND 1997
                         -----------------------------


                               Money Market              Magellan
                                  Fund                     Fund
                         ----------------------  ------------------------
Assets:                    1998         1997        1998         1997
                         ----------------------  ------------------------
Investments, at
  market value           $6,220,669  $5,611,887  $19,407,493  $14,711,290

Participant loans         1,289,694   1,052,002           --           --
                         ----------  ----------  -----------  -----------
                         $7,510,363  $6,663,889  $19,407,493  $14,711,290
                         ==========  ==========  ===========  ===========

Net assets available
  for benefits           $7,510,363  $6,663,889  $19,407,493  $14,711,290
                         ==========  ==========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION,
                         AT DECEMBER 31, 1998 AND 1997
                         -----------------------------

                              AptarGroup             Growth and
                              Stock Fund             Income Fund
                         ----------------------  -----------------------
Assets:                     1998        1997        1998        1997
                         ----------------------  -----------------------
Investments, at
  market value           $5,658,022  $5,234,346  $11,343,711  $9,045,051

Participant loans                --          --           --          --
                         ----------  ----------  -----------  ----------
                         $5,658,022  $5,234,346  $11,343,711  $9,045,051
                         ==========  ==========  ===========  ==========

Net assets available
  for benefits           $5,658,022  $5,234,346  $11,343,711  $9,045,051
                         ==========  ==========  ===========  ==========

        The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                       STATEMENT OF NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                         AT DECEMBER 31, 1998 AND 1997
                         -----------------------------

                                Managed                   Overseas
                              Income Fund                   Fund
                         ----------------------     ------------------
Assets:                     1998        1997           1998     1997
                         ----------------------     ------------------
Investments, at
  market value           $2,155,435  $1,199,213     $717,505  $535,777

Participant loans                --          --           --        --
                         ----------  ----------     --------  --------
                         $2,155,435  $1,199,213     $717,505  $535,777
                         ==========  ==========     ========  ========

Net assets available
  for benefits           $2,155,435  $1,199,213     $717,505  $535,777
                         ==========  ==========     ========  ========

        The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION,
                         AT DECEMBER 31, 1998 AND 1997
                         -----------------------------

                              Fidelity
                            Asset Manager                   Total
                         -------------------       ------------------------
Assets:                    1998      1997             1998         1997
                         -------------------       ------------------------
Investments, at
  market value           $341,549  $177,843        $45,844,384  $36,515,407

Participant loans              --        --          1,289,694    1,052,002
                         --------  --------        -----------  -----------
                         $341,549  $177,843        $47,134,078  $37,567,409
                         ========  ========        ===========  ===========

Net assets available
  for benefits           $341,549  $177,843        $47,134,078  $37,567,409
                         ========  ========        ===========  ===========

        The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION,
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

                            Money Market                   Magellan
                               Fund                         Fund
                      -----------------------      ------------------------
                         1998         1997            1998         1997
                      -----------------------      ------------------------
Income from
Investments:
  Dividends and
  Interest            $  332,601   $ 313,210       $   932,808   $  956,946

Net Appreciation/
  (depreciation)
  in market value
  of investments              --          --         4,023,685    2,119,177

Contributions:
  Participant's          481,012     444,560         1,013,841      853,040
  Employer's             188,658     176,868           320,559      273,884
                      ----------   ---------       -----------   ----------

Total additions:       1,002,271     934,638         6,290,893    4,203,047
                      ----------   ---------       -----------   ----------


Benefits paid to
  participants          (288,838)   (405,192)       (1,241,225)    (324,288)

Administrative
  Expenses                (2,476)     (2,362)             (658)        (470)

Transfers between
  Funds, net             135,517    (161,246)         (352,807)    (894,335)
                      ----------   ---------       -----------   ----------

        The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION,
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

                              Money Market                 Magellan
                                 Fund                        Fund
                        ----------------------      -------------------------
                            1998       1997            1998         1997
                        ----------------------      -------------------------
Net increase/
  (decrease) in
  net assets
  available for
  benefits for
  the period            $  846,474  $  365,838      $ 4,696,203   $ 2,983,854

Net assets
  available for
  benefits,
  beginning of
  the period             6,663,889   6,298,051       14,711,290    11,727,436
                        ----------  ----------      -----------   -----------
Net assets
 available for
  benefits, end
  of the period         $7,510,363  $6,663,889      $19,407,493   $14,711,290
                        ==========  ==========      ===========   ===========

         The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS, WITH FUND INFORMATION,
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


                             AptarGroup               Growth &
                             Stock Fund              Income Fund
                      ----------------------   -----------------------
                         1998         1997         1998         1997
                      ----------------------   -----------------------
Income from
Investments:
  Dividends and
  Interest            $  48,043   $   39,783   $  626,167   $  400,205

Net Appreciation/
  (depreciation)
  in market value
  of investments         96,254    1,787,044    1,909,016    1,505,007

Contributions:
  Participant's         463,415      335,079      780,625      630,976
  Employer's            148,598      106,950      232,835      184,921
                      ---------   ----------   ----------   ----------

Total additions:        756,310    2,268,856    3,548,643    2,721,109
                      ---------   ----------   ----------   ----------

Benefits paid to
  participants         (647,129)     (89,829)    (426,217)    (149,662)

Administrative
  Expenses                   --           --         (854)        (687)

Transfers between
  Funds, net            314,495     (136,393)    (822,912)    (938,792)
                      ---------   ----------   ----------   ----------

         The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ----------------------------------------------

                        AptarGroup                 Growth &
                        Stock Fund                Income Fund
                  ---------------------    -----------------------
                      1998      1997          1998        1997
                  ---------------------    -----------------------
Net increase/
  (decrease) in
  net assets
  available for
  benefits for
  the period     $  423,676  $2,042,634     $2,298,660   $3,509,552

Net assets
  available for
  benefits,
  beginning of
  the period      5,234,346   3,191,712      9,045,051    5,535,499
                 ----------  ----------     ----------   ----------

Net assets
  available for
  benefits, end
  of the
  period         $5,658,022  $5,234,346    $11,343,711   $9,045,051
                 ==========  ==========    ===========   ==========

        The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ----------------------------------------------


                            Managed               Overseas
                          Income Fund               Fund
                      -------------------   -------------------
                        1998       1997       1998       1997
                      ---------  --------   --------   --------
 Income from
 Investments:
  Dividends and
  Interest            $ 90,343   $ 80,864   $ 17,424   $ 28,551

 Net Appreciation/
  (depreciation)
  in market value
  of investments            --         --     66,146      1,345

 Contributions:
  Participant's        150,136    134,163    100,562     51,933
  Employer's            46,720     38,529     28,388     18,374
                      --------   --------   --------   --------

 Total additions:      287,199    253,556    212,520    100,203
                      --------   --------   --------   --------

 Benefits paid to
  participants         (24,985)   (46,871)   (27,466)    (1,134)

 Administrative
  Expenses                (235)      (283)       (15)        --

 Transfers between
  Funds, net           694,243    149,586     (3,311)    52,292
                      --------   --------   --------   --------

        The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ----------------------------------------------


                         Managed             Overseas
                       Income Fund             Fund
                   --------------------    -----------------
                       1998     1997       1998      1997
                   ----------------------  ------------------
Net increase/
  (decrease) in
  net assets
  available for
  benefits for
  the period       $  956,222  $  355,988  $181,728  $151,361

Net assets
  available for
  benefits,
  beginning of
  the period        1,199,213     843,225   535,777   384,416
                   ----------    --------  --------  --------

Net assets
  available for
  benefits, end
  of the
  period           $2,155,435  $1,199,213  $717,505  $535,777
                   ==========  ==========  ========  ========

         The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ----------------------------------------------


                              Asset
                             Manager                Total
                      -------------------  -------------------------
                        1998       1997        1998         1997
                      ---------  --------  -------------------------
 Income from
 Investments:
  Dividends and
  Interest            $ 56,592   $15,047   $ 2,103,978   $ 1,834,606

 Net Appreciation/
  (depreciation)
  in market value
  of investments       (17,280)   16,563     6,077,821     5,429,136

 Contributions:
  Participant's         74,106    31,194     3,063,697     2,480,945
  Employer's            19,520     9,970       985,278       809,496
                      --------   -------   -----------   -----------

 Total additions:      132,938    72,774    12,230,774    10,554,183
                      --------   -------   -----------   -----------

 Benefits paid to
  participants          (3,966)   (1,685)   (2,659,826)   (1,018,761)

 Administrative
  Expenses                 (40)       --        (4,279)       (3,802)

 Transfers between
  Funds, net            34,774    51,304            --            --
                      --------   -------   -----------   -----------

        The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ----------------------------------------------


                         Asset
                        Manager                   Total
                   ------------------  ------------------------
                    1998      1997         1998        1997
                   ------------------  ------------------------
Net increase/
  (decrease) in
  net assets
  available for
  benefits for
  the period       $163,706  $122,393  $ 9,566,669  $ 9,531,620

Net assets
  available for
  benefits,
  beginning of
  the period        177,843    55,450   37,567,409   28,035,789
                   --------  --------  -----------  -----------

Net assets
  available for
  benefits, end
  of the
  period           $341,549  $177,843  $47,134,078  $37,567,409
                   ========  ========  ===========  ===========

        The accompanying notes are an integral part of this statement.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 AND 1997
                          --------------------------


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The AptarGroup, Inc., Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, covers eligible full-time employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

An employee becomes eligible to participate at the beginning of each quarter after the completion of six months of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

Investment funds available that participants may select include the Money Market Fund, Magellan Fund, Managed Income Fund, Growth and Income Fund, Overseas Fund, Asset Manager and the AptarGroup Stock Fund. A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Money Market Fund and Managed Income Fund.

Fidelity Management Trust Company is the trustee for the AptarGroup, Inc. Profit Sharing and Savings Plan, which includes separately the Money Market Fund, Magellan Fund, Growth and Income Fund, Managed Income Fund, Overseas Fund, Asset Manager Fund and AptarGroup Stock Fund. Trusteeship of the AptarGroup Stock Fund transferred to Fidelity Management Trust Company from CTC Illinois Trust Company effective May 1, 1997.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 AND 1997
                          --------------------------


Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a participant terminates employment for any reason other than retirement after age 65, death, or disability, the nonvested amounts of the Employer contributions will be used to reduce contributions of the Employer. Nonvested amounts for participants who terminate employment for any reason other than retirement after age 65, death, or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in services as defined by the Plan agreement.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description, which is available from the Plan Administrator.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

All investments are stated at current market prices in actively traded markets. Participant loans are valued at cost, which approximates fair market value.

Contributions
-------------

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 AND 1997
                          --------------------------


Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation consists of realized and unrealized gains and losses. Realized gains and losses are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis, revalued at each year-end. Unrealized gains and losses are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year. Net realized gains for the years ended December 31, 1998 and 1997 were $485,401 and $483,660 respectively.

Benefit Payments
----------------

The plan follows the method of accounting for benefit payment obligations to terminated employees based upon American Institute of Certified Public Accountants ("AICPA") guidance for accounting and disclosure by employee benefit plans. Based on this accounting method participant distributions payable at year-end are not presented as a liability in the Statement of Net Assets Available for Benefits or as benefit payments in the Statement of Changes in Net Assets Available for Benefits. This treatment results in a difference between benefit payments in the Plan's Form 5500 and the benefit payments in the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                        1998          1997
                                                     ----------   -----------
Net assets available for benefits
 per the financial statements                       $47,134,078   $37,567,409

Amounts allocated to withdrawing
 participants                                        (2,610,329)   (3,055,014)
                                                     ----------   -----------

Net assets available for benefits per the Form
 5500                                               $44,523,749   $34,512,395
                                                     ==========   ===========

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 AND 1997
                          --------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the form 5500:

                                             Year ended December 31, 1998
Benefits paid to participants per
the financial statements                                      $ 2,659,826


Add:  Amounts allocated to withdrawing
 participants at December 31, 1998                              2,610,329

Less:  Amounts allocated to withdrawing
 participants at December 31, 1997                             (3,055,014)
                                                              -----------

Benefits paid to participants per
 the Form 5500                                                $ 2,215,141
                                                              ===========

Trustee and Administrative Expenses
-----------------------------------

Expenses incurred in the administration of the Plan, except for loan service fees, which are paid by the participants, are paid by the Company.


NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the participant's vested account balance or $50,000. Each participant loan is evidenced by a note and is considered an investment to that participant's respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 1998 interest rates on outstanding notes ranged from 8.0% to 10.0%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

Stock in the AptarGroup Stock Fund was acquired by the Trustee in 1997 on behalf of investment elections by participants in the Plan.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 AND 1997
                          --------------------------


NOTE 4 FEDERAL INCOME TAX STATUS
--------------------------------

The Internal Revenue Service has determined, and informed the Company by a letter dated March 27, 1995 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN
------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment.

Employer contributions may be discontinued and the Company may terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1998 AND 1997
                          --------------------------


 NOTE 6 - INVESTMENTS:
 ---------------------

 The cost and market value of investments at December 31, 1998 and 1997 are as follows:

                                                           Market
1998 Investments                          Cost              Value
----------------                       -----------       -----------
Money Market Fund -
  Fidelity Money Market Fund,
  6,220,669 shares                     $ 6,220,669       $ 6,220,669
Magellan Fund -
  Fidelity Magellan Fund Portfolio,
  160,631 shares                        13,090,938        19,407,493
AptarGroup Stock Fund -
  AptarGroup, Inc. Stock,
  201,619 shares                         3,717,325         5,658,022
Growth and Income Fund -
  Fidelity Growth and Income
  Portfolio #027-0254927262,
  247,463 shares                         7,567,928        11,343,711
Managed Income Fund -
  Fidelity Managed Income,
  2,155,435 shares                       2,155,435         2,155,435
Overseas Fund -
  Fidelity Overseas Fund
  19,942 shares                            669,565           717,505
Asset Manager Fund -
  Fidelity Asset Manger
  19,641 shares                            355,683           341,549
Participant Loans -
  Range of interest rates 8-10%                  0         1,289,694
                                       -----------       -----------

                                       $33,777,543       $47,134,078
                                       ===========       ===========

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS, WITH FUND INFORMATION,
                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ----------------------------------------------

                                                            Market
1997 Investments                          Cost               Value
----------------                       -----------        -----------
Money Market Fund -
  Fidelity Money Market Fund,
  5,611,887 shares                     $ 5,611,887        $ 5,611,887
Magellan Fund -
  Fidelity Magellan Fund Portfolio,
  154,417 shares                        11,792,938         14,711,290
AptarGroup Stock Fund -
  AptarGroup, Inc. Stock,
  94,313 shares                          2,944,748          5,234,346
Growth and Income Fund -
  Fidelity Growth and Income
  Portfolio #027-0254927262,
  237,403 shares                         6,686,379          9,045,051
Managed Income Fund -
  Fidelity Managed Income,
  1,199,213 shares                       1,199,213          1,199,213
Overseas Fund -
  Fidelity Overseas Fund
  16,465 shares                            540,447            535,777
Asset Manager Fund -
  Fidelity Asset Manger
  9,692 shares                             174,215            177,843
Participant Loans -
  Range of interest rates 7-10%                  0          1,052,002
                                       -----------        -----------

                                       $28,949,827        $37,567,409
                                       ===========        ===========

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1998
                             --------------------

                                                      Number of
Party Involved                 Description             Shares
---------------------------    ------------          ----------
Fidelity Money Market
  Trust Retirement
  Government Money Market
  Portfolio                    Mutual Fund           $6,220,669

Fidelity Magellan Fund
  Portfolio                    Mutual Fund              160,631

AptarGroup, Inc. Stock*        Common Stock             201,619

Fidelity Growth and Income
  Portfolio #027-0254927262    Mutual Fund              247,463

Fidelity Managed Income
  Fund                         Mutual Fund            2,155,435

Fidelity Overseas Fund         Mutual Fund               19,942

Fidelity Asset Manger          Mutual Fund               19,641

Participant Loans*                    Loan                   --


* Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1998
                             --------------------

                                                               Market
Party Involved                            Cost                  Value
-----------------------------------    -----------           -----------
Fidelity Money Market Trust
Retirement Government Money
Market Portfolio                       $ 6,220,669           $ 6,220,669

Fidelity Magellan Fund Portfolio        13,090,938            19,407,493

AptarGroup, Inc. Stock*                  3,717,325             5,658,022

Fidelity Growth and Income
  Portfolio #027-0254927262              7,567,928            11,343,711

Fidelity Managed Income Fund             2,155,435             2,155,435

Fidelity Overseas Fund                     669,565               717,505

Fidelity Asset Manger                      355,683               341,549

Participant Loans                      $ 1,289,694           $ 1,289,694
                                       -----------           -----------

Total Assets Held for Investment       $35,067,237           $47,134,078
                                       ===========           ===========

*Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1997
                             --------------------

                                                             Number of
Party Involved                         Description            Shares
-----------------------------          ------------         ----------
Fidelity Money Market
  Trust Retirement
  Government Money Market
  Portfolio                            Mutual Fund          $5,611,887

Fidelity Magellan Fund
  Portfolio                            Mutual Fund             154,417

AptarGroup, Inc. Stock*                Common Stock             94,313

Fidelity Growth and Income
  Portfolio #027-0254927262            Mutual Fund             237,403

Fidelity Managed Income
  Fund                                 Mutual Fund           1,199,213

Fidelity Overseas Fund                 Mutual Fund              16,465

Fidelity Asset Manger                  Mutual Fund               9,692

Participant Loans*                            Loan                  --


* Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1997
                             --------------------

                                                                  Market
Party Involved                                 Cost               Value
-----------------------------------         -----------        -----------
Fidelity Money Market Trust
Retirement Government Money
Market Portfolio                            $ 5,611,887        $ 5,611,887

Fidelity Magellan Fund Portfolio             11,792,938         14,711,290

AptarGroup, Inc. Stock*                       2,944,748          5,234,346

Fidelity Growth and Income
  Portfolio #027-0254927262                   6,686,379          9,045,051

Fidelity Managed Income Fund                  1,199,213          1,199,213

Fidelity Overseas Fund                          540,447            535,777

Fidelity Asset Manger                           174,215            177,843

Participant Loans                           $ 1,052,002        $ 1,052,002
                                            -----------        -----------

Total Assets Held for Investment            $30,001,829        $37,567,409
                                            ===========        ===========

*Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                            REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                 AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                 --------------------------------------------

                                 Description          No. of         Purchase       Selling
Party Involved                   of Investment     Transactions      Price          Price
--------------                   -------------     ------------     ----------     ---------
Fidelity Magellan Fund           Mutual Fund                119   $  3,784,074   $        --
Fidelity Magellan Fund           Mutual Fund                 60             --     3,111,556
Fidelity Money
 Market Trust                    Mutual Fund                 80      1,924,528            --
Fidelity Money
 Market Trust                    Mutual Fund                 60             --     1,315,747
Fidelity Growth &
 Income                          Mutual Fund                113      2,161,892            --
Fidelity Growth &
 Income                          Mutual Fund                 54             --     1,772,248
Managed Income
 Fund                            Mutual Fund                 58      1,605,149            --
Managed Income
 Fund                            Mutual Fund                 40             --       648,927
AptarGroup Stock
 Fund*                           Common Stock                68      1,154,611            --
AptarGroup Stock
 Fund                            Common Stock                26             --       827,188
Fidelity Overseas
 Fund                            Mutual Fund                 60        437,991            --
Fidelity Overseas
 Fund                            Mutual Fund                 30             --       322,409
Fidelity Asset
 Manager                         Mutual Fund                 55        210,204            --
Fidelity Asset
 Manager                         Mutual Fund                 19             --        29,218

* Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                            REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                 AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                 --------------------------------------------

                                      Lease                 Expense
Party Involved                       Rental                Incurred
-------------------------            ------                --------
Fidelity Magellan Fund                  --                       --
Fidelity Magellan Fund                  --                       --
Fidelity Money
  Market Trust                          --                       --
Fidelity Money
  Market Trust                          --                       --
Fidelity Growth &
  Income                                --                       --
Fidelity Growth &
  Income                                --                       --
Managed Income
  Fund                                  --                       --
Managed Income
  Fund                                  --                       --
AptarGroup Stock
  Fund*                                 --                       --
AptarGroup Stock
  Fund*                                 --                       --
Fidelity Overseas
  Fund                                  --                       --
Fidelity Overseas
  Fund                                  --                       --
Fidelity Asset
  Manager                               --                       --
Fidelity Asset
  Manager                               --                       --


*Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                            REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                 AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                 --------------------------------------------

                                         Cost              Current Value            Net Gain
Party Involved                         of Asset            Transaction Date         or (Loss)
--------------                         ---------           -----------------        ---------
Fidelity Magellan Fund              $         --           $       3,784,074        $      --
Fidelity Magellan Fund                 2,486,073                   3,111,556          625,483
Fidelity Money
 Market Trust                                 --                   1,924,528               --
Fidelity Money
 Market Trust                          1,315,747                   1,315,747               --
Fidelity Growth &
 Income                                       --                   2,161,892               --
Fidelity Growth &
 Income                                1,280,342                   1,772,248          491,906
Managed Income
 Fund                                         --                   1,605,149               --
Managed Income
 Fund                                    648,927                     648,927               --
AptarGroup Stock
 Fund*                                        --                   1,154,611               --
AptarGroup Stock
 Fund*                                   382,033                     827,188          445,155
Fidelity Overseas
 Fund                                         --                     437,991               --
Fidelity Overseas
 Fund                                    308,874                     322,409           13,535
Fidelity Asset
 Manager                                      --                     210,204               --
Fidelity Asset
 Manager                                  28,736                      29,218              482


*Party-in-interest

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                            REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                  AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                  --------------------------------------------

                                 Description              No. of         Purchase       Selling
Party Involved                   of Investment         Transactions      Price          Price
--------------                   -------------         ------------      --------       -------
Fidelity Magellan Fund           Mutual Fund                    127  $  2,906,107  $         --
Fidelity Magellan Fund           Mutual Fund                     65            --     2,041,430
Fidelity Money
 Market Trust                    Mutual Fund                     91     1,592,433            --
Fidelity Money
 Market Trust                    Mutual Fund                     70            --     1,432,091
Fidelity Growth &
 Income                          Mutual Fund                    112     3,136,693            --
Fidelity Growth &
 Income                          Mutual Fund                     48            --     1,132,149
Managed Income
 Fund                            Mutual Fund                     62     1,325,794            --
Managed Income
 Fund                            Mutual Fund                     48            --       969,806
AptarGroup Stock
 Fund*                           Common Stock                    69       906,222            --
AptarGroup Stock
 Fund                            Common Stock                    31            --       650,632
Fidelity Overseas
 Fund                            Mutual Fund                     50       407,278            --
Fidelity Overseas
 Fund                            Mutual Fund                     16            --       257,263
Fidelity Asset
 Manager                         Mutual Fund                     38       256,929            --
Fidelity Asset
 Manager                         Mutual Fund                      6            --       151,099

* Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                            REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                 AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                 --------------------------------------------



                                      Lease            Expense
Party Involved                        Rental           Incurred
--------------                        ------           --------


Fidelity Magellan Fund                  --                 --
Fidelity Magellan Fund                  --                 --
Fidelity Money
 Market Trust                           --                 --
Fidelity Money
 Market Trust                           --                 --
Fidelity Growth &
 Income                                 --                 --
Fidelity Growth &
 Income                                 --                 --
Managed Income
 Fund                                   --                 --
Managed Income
 Fund                                   --                 --
AptarGroup Stock
 Fund*                                  --                 --
AptarGroup Stock
 Fund*                                  --                 --
Fidelity Overseas
 Fund                                   --                 --
Fidelity Overseas
 Fund                                   --                 --
Fidelity Asset
 Manager                                --                 --
Fidelity Asset
 Manager                                --                 --


*Party-in-interest

                               APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                            REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                 AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                 --------------------------------------------



                                 Cost       Current Value       Net Gain
Party Involved                   of Asset   Transaction Date    or (Loss)
--------------                   --------   ----------------    ---------

Fidelity Magellan Fund         $       --       $2,906,107    $       --
Fidelity Magellan Fund          1,669,092        2,041,430       372,338
Fidelity Money
 Market Trust                          --        1,592,433            --
Fidelity Money
Market Trust                    1,432,091        1,432,091            --
Fidelity Growth &
Income                                 --        3,136,693            --
Fidelity Growth &
 Income                           894,974        1,132,149       237,175
Managed Income
 Fund                                  --        1,325,794            --
Managed Income
 Fund                             969,806          969,806            --
AptarGroup Stock
 Fund*                                 --          906,222            --
AptarGroup Stock
 Fund*                            444,528          650,632       206,104
Fidelity Overseas
 Fund                                  --          407,278            --
Fidelity Overseas
 Fund                             250,554          257,262         6,708
Fidelity Asset
 Manager                               --          256,929            --
Fidelity Asset
 Manager                          139,093          151,099        12,006


*Party-in-interest

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    AptarGroup, Inc.


                    By: AptarGroup, Inc., as Plan Administrator


                    By: /s/Lawrence Lowrimore
                    -------------------------
                    Lawrence Lowrimore
                    Vice President-Human Resources

June 25, 1999

                                 EXHIBIT INDEX

Exhibit No.      Description                             Sequential Page No.
-----------      -----------                             -------------------

A                Consent of Independent Accountants               35